Exhibit (a)(14)
April 2010 Discussion Materials Offer to Acquire All of the Outstanding Shares of Hardinge Inc.

Legal Disclaimer A TRADITION OF INNOVATION Important Information This presentation has been provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Hardinge. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was filed with the Securities and Exchange Commission (the "Commission") on March 30, 2010 and is accessible for free at the Commission's website at http://www.sec.gov. Such documents may also be obtained by investors and security holders for free by calling Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at 888- 750-5834. Investors and security holders are urged to read such disclosure documents carefully and in their entirety because they contain important information. Romi is not currently engaged in a solicitation of proxies from the shareholders of Hardinge. However, in connection with Romi's proposal to acquire Hardinge, certain directors and officers of Romi may participate in meetings or discussions with Hardinge shareholders. Romi does not believe that any of these persons is a "participant" in the solicitation of proxies under SEC rules. If in the future Romi does engage in a solicitation of proxies from the shareholders of Hardinge in connection with its proposal to acquire Hardinge, Romi will include the identity of people who, under SEC rules, may be considered "participants" in the solicitation of proxies from Hardinge shareholders in applicable SEC filings when they become available. Forward-Looking Statements Any statements made in this presentation that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed acquisition of Hardinge, are forward-looking statements within the meaning of the U.S. federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "could," "should," "may," "will," "would," "continue," "forecast," and other similar expressions. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction; delays in obtaining any approvals for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule. Forward-looking statements, like all statements in this presentation, speak only as of the date of this presentation (unless another date is indicated). Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Summary Tender Offer Terms Price Per Share $8.00 all cash consideration(1) Implied Transaction Size(2) $93 million equity value $76 million enterprise value Offer Premium(3) 46% premium to closing share price on February 3, 2010 (date prior to initial public announcement of offer) 63% premium to closing share price on December 14, 2009 (initial indication of interest) Financing Not subject to any financing condition Funded entirely from internal resources Key Closing Conditions Two-thirds minimum condition Waiver of takeover defenses, including Hardinge's "poison pill" adopted following Romi's public announcement of its offer to Hardinge's Board Other customary closing conditions, including regulatory approvals and the absence of any material adverse change in Hardinge's business, as described in the Offer to Purchase A TRADITION OF INNOVATION Notes: (1) The tender offer has been made for all outstanding shares of Hardinge common stock including the associated Series B Preferred Stock Purchase Rights. (2) Based on approximately 11.6mm shares outstanding as of March 31, 2010 sourced from Hardinge's 14D-9 filed April 5, 2010 and approximately $16.6mm in net cash as per Hardinge Inc. 2009 10K adjusted for $3mm acquisition of Jones & Shipman. (3) Share price data sourced from Bloomberg L.P. Sources: Hardinge Inc. public filings, Bloomberg L.P.

Machine Tools Plastic Machines Casting Products xxx 0.653 0.252 0.094 Industrias Romi at a Glance A leading Brazilian machine tool producer 11 production facilities in Brazil and Europe as well as a presence in more than 60 countries Established in 1930 in Santa Barbara d'Oeste, the Company has been publicly listed since 1972 Romi joined the "Novo Mercado" in 2007, adopting the Bovespa's highest standards of corporate governance More than 149,000(1) Romi machines sold to customers across a number of industry end- markets and geographies Unique integrated business model with a full range of foundry and casting production, final assembly facilities, direct sales force and after- market support Sales and service network in Brazil consists of more than 30 direct sales and service points, including branches in all main industrial areas throughout 12 Brazilian states A TRADITION OF INNOVATION Overview Brazilian Market Leader Summary Financial Overview 2009 Revenue Segmentation Note: (1) Romi management estimate. Sources: Romi public filings, investor presentations, management estimates, OANDA Corporation and FactSet Research Systems Inc.

Transaction Highlights Superior value and immediate liquidity for Hardinge shareholders Immediate cash proceeds for existing Hardinge shareholders Attractive premium to pre-announcement share price levels Romi offer is underpinning Hardinge's current share price levels $8.00 per share offer made on the basis of publicly available information Strong preference to reach a mutually agreeable transaction with Hardinge's Board of Directors Prepared to begin due diligence process immediately Highly doubtful that Hardinge can deliver equivalent or superior value as a standalone entity within a reasonable timeframe Uncertain recovery in orders and demand relative to historical cycles Reduction of operating leverage and removal of upside potential from a future recovery due to shift to variable business model A TRADITION OF INNOVATION

Uncertain recovery in orders and demand relative to historical cycles. 2010 order book pricing is expected to remain weak Impact of "sideways" global economic recovery Weak capital spending environment in core developed markets Lower expected government expenditures for capital projects Fundamental change in industry dynamics A TRADITION OF INNOVATION Situation Update Hardinge's Weak Position in Uncertain Environment Macro Industry Outlook Uncertainty in timing and magnitude of recovery likely to expose Hardinge's growing gap in operating performance relative to its peers Hardinge's Operating Performance Lower gross margins from recently announced distribution agreements Flexible cost structure but weakened competitive position as a stand-alone entity Insufficient operating scale going forward to support recovery and compete in a consolidated industry environment Uncertain access to capital to support Hardinge's next phase of cyclical recovery and strategic growth Sources: Deutsche Bank AG equity research report issued on March 22, 2010, Economist Intelligence Unit on April 9, 2010 and HSBC Global Research equity report issued on March 1, 2010.

Attractive $8.00 per Share Offer Price

ROMI®
A TRADITION OF INNOVATION

Attractive Public Market Premium

- Exceeds average of "small cap" transactions [1]

	Romi Offer	Market Premia
1-Day	46%	37%
Mid-December 2009 (Offer)/ 4-Week (Market)	63%	42%

Compelling Relative to Hardinge Acquisitions

- Valuation levels greater than those implied from Hardinge's own recent transactions

	Date	EV/ Revenue
Jones and Shipman	2010	0.33x
Bridgeport International	2004	0.38x

- Implied value of $7.40 - $7.80 per share [2]

Premium Given Market Outlook and Comparable Company Performance

- Superior to the last 1-year share price target ($3.50, Jefferies & Co., February 2009), which was developed using a significantly higher forecast for 2009

($ in Millions)	2009 Actual	2009 Report Estimate
Revenue	$214.1	$272.2
Gross Profit	$40.8	$81.1
EBITDA	($19.5)	$9.1

- Comparable industry peers have increased 62%[3], on average, in the period between the last research report and the date prior to initial public announcement of offer

Offer Supported by Analysis of Company as a Going Concern

- Year-over-year annual revenue growth consistent with outlook towards cyclical recovery
- Gross margins adjusted for the impact of recently announced U.S. distribution contracts
- SG&A expenses, capital spending and working capital consistent with historical performance and recent corporate initiatives
- Valuation broadly developed taking into account the industry outlook, impact of corporate initiatives and major items including pension liabilities

Notes: (1) Includes all industrial sector transactions with public U.S. targets under $300mm of transaction value, announced since January 1, 2000. Data sourced from Mergermarket Limited.
(2) Implied valuation is based on transaction multiples and Hardinge 2009 and 2010E revenues. 2010E revenue is based on 1H 2010 revenue guidance from Hardinge's investor presentation filed on April 6, 2010, adjusted for 2009 quarterly revenue seasonality.
(3) Equity market peer group used includes Lincoln Electric Inc., Kennametal Inc., Rofin-Sinar Technology Inc., Flow International Corp. and Hurco Cos. Average price increase from February 20, 2009 to February 3, 2010.

Sources: The Mergermarket Group, Thompson Reuters, FactSet Research Systems Inc., Hardinge Inc. public filings and press releases.

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"The period of growth through the years of 2005 through the first half of 2008 resulted in machine tool demand higher than at any time in history... Those days are over and frankly with the amount of under utilized capacity in manufacturing companies around the world and a number of new and used machines sitting in warehouses ready to be sold at hugely discounted prices, I don't think we'll see that type of market again for many years if ever." (emphasis added) Richard L. Simons, President and Chief Executive Officer of Hardinge, Inc., August 6, 2009 A TRADITION OF INNOVATION Hardinge's Long-Term Prospects Fundamental Industry Change, Uncertain Recovery Sources: Metalworking Insiders' World Machine Tool Output & Consumption Surveys 1985-2009, VDW (German Machine Tool Builders' Association), Oxford Economics Ltd. and Hardinge Inc. earnings release conference call transcript provided by Factset CallStreet, LLC. Has the Industry Changed Forever? Despite market strength in the 3 years leading up to 2008, a reversion back to historical averages may result in an environment of lower demand in the coming years Uncertain Timing and Magnitude of Recovery 1980 25.1 1981 25.1 1982 21.1 1983 17.5 1984 17.9 1985 20.1 1986 25.5 1987 28.4 1988 35.1 1989 38.9 1990 42.4 1991 39 1992 31 1993 25.9 1994 26.1 1995 35.2577 1996 35.8767 1997 34.6685 1998 34.7342 1999 34.1511 2000 35.3365 2001 35.1249 2002 30.5366 2003 35.641 2004 44.5217 2005 53.0189 2006 57.8078 2007 66.8703 2008 75.9199 2009 50.0267 World Machine Tool Consumption ($bn) $ World Machine Tool Consumption (Y-O-Y% Growth) Average 1985 - 2003: $33bn Expectations for the next recovery are muted relative to recent historical cycles 2005 0.16 2006 0.1 2007 0.09 2008 0.05 2009 -0.31 2010E -0.065 2011E 0.22

Hardinge's Long-Term Prospects
Historical Revenue Underperformance



- Hardinge's competitive position and track record have consistently led to a weaker organic growth profile in comparison to its industry peers
- Recent declining revenue trends are exacerbated in a comparison of relative performance during expansionary periods of rising industry demand and growth
- Based on a review of financial data complied since 1990, Hardinge has not achieved two consecutive years of 20%+ organic revenue growth

Underperformance Versus Comparable Industry Peers (Year-Over-Year Growth)

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Hardinge Revenue(1)	5.4%	11.9%	5.3%	(31.2%)	6.2%	10.6%	(19.3%)	9.6%	25.3%	12.0%	12.7%	9.1%	(3.2%)	(38.0%)
Industry Peer Revenue(2)	19.9%	4.9%	(1.8%)	(0.3%)	6.7%	(6.8%)	(18.8%)	2.0%	27.1%	25.6%	18.3%	17.4%	(5.0%)	(43.9%)
Machine Tool Consumption	1.8%	(3.4%)	0.2%	(1.7%)	3.5%	(0.6%)	(13.1%)	16.7%	24.9%	19.1%	9.0%	15.7%	13.5%	(34.1%)

Consistent lag behind peers on revenue and order growth trends during economic recovery

Notes: (1) Revenue growth is adjusted in 1996 for the L. Kellenberger & Co. AG acquisition (c.$30mm revenue) and in 2005 for the Bridgeport acquisition (c.$30mm revenue).
(2) Industry peers include Hurco Companies, Inc., Flow International Corp. and Okuma Corp. All results calendarized to a December year end. Okuma's 2009 revenue is based on consensus research estimates.

Sources: Hardinge, Inc., Hurco Companies, Inc., Flow International Corp. and Okuma Corp. public filings, and FactSet Research Systems Inc. Metalworking Insiders' World Machine Tool Output & Consumption Surveys 1996-2009.

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United States Europe Asia & Other xxx 30 41 29 Hardinge has Suffered Gross Margin Deterioration in Both Strong and Challenging Environments... Note: (1) Industry peers include Hurco Companies, Inc., Flow International Corp. and Okuma Corp. All results calendarized to December year end. Okuma's 2009 Gross Margin is based on LTM 2009. Sources: Hardinge, Inc., Hurco Companies, Inc., Flow International Corp. and Okuma Corp. public filings, and FactSet Research Systems Inc. Hardinge's Long-Term Prospects Management Actions Likely to Further Erode Margins ....Potential Impact From New Flexible Cost Initiatives December 2009 announced distribution agreement creates cost flexibility but lowers Hardinge's gross margin and cash flow generation potential Shift to a variable business model reduces operating leverage and removes significant upside potential during a future recovery 2009 Hardinge Sales to Customers by Geographic Region Hardinge Gross Margin Industry Peers' Average Gross Margin 3rd Qtr 4th Qtr 2003 0.295 0.257 2004 0.3 0.287 2005 0.311 0.325 90 20.4 2006 0.307 0.356 2007 0.301 0.356 2008 0.267 0.38 2009 0.191 0.29 (1)

Hardinge's Long-Term Prospects Risks to Hardinge's Liquidity Position A TRADITION OF INNOVATION Recent Cash Position(1)... Hardinge's decline in EBITDA performance in recent quarters challenges management's ability to achieve a successful operational turnaround Despite recent cost and restructuring initiatives, current market conditions may further threaten Hardinge's future liquidity position As management focuses on future growth plans, Hardinge may struggle to meet the working capital requirements of improving orders and revenue performance through the cycle .... Threatened by Weak EBITDA(2) Performance Cash Flow Impact from Hardinge Public Management Estimates Hardinge Revenue Peers 3rd Qtr 4th Qtr Q1'09 10.683 0.344 90 20.4 Q2'09 16.508 Q3'09 25.355 0.37 Q4'09 21.6 0.372 $ ($mm) Hardinge Revenue Peers 3rd Qtr 4th Qtr Q1'09 -1.701 0.344 90 20.4 Q2'09 -2.647 Q3'09 -12.335 0.37 Q4'09 -2.813 0.372 ($mm) $ Notes: (1) Q4 2009 adjusted for the pro forma impact of the Jones & Shipman acquisition. (2) EBITDA is calculated as operating income (loss) excluding impairment charges plus depreciation and amortization expenses, based on Hardinge Inc. public filings. (3) Hardinge management estimates from the Investor Presentation filed April 6, 2010. (4) High end of Hardinge management guidance disclosed during the Q4 2009 earnings call. (5) Based on past two year average quarterly depreciation and amortization expense. Sources: Hardinge Inc. public filings and Hardinge Inc. earnings release conference call transcript provided by Factset CallStreet, LLC. "[On the gross margin issue]... I would say for the next quarter or so given current volume levels and current pricing power in the marketplace, ...Right in the 20 to 22% range." Edward J. Gaio, VP and CFO of Hardinge, Inc., February 18, 2010

The global machine tools industry has experienced a significant level of consolidation over the past decade. Notable industry transactions include the recent partnership between Gildemeister and Mori Seiki, Fair Friend Enterprise's acquisition of Saginaw Machine Systems and MAG's acquisition of Cincinnati Lamb Group The largest 20 industry players are expected to account for 70%+ of the market by 2011, underscoring the need for size and critical mass in order to survive in an increasingly competitive industry landscape Hardinge's recent corporate activity and distribution agreements fail to diminish this exposure A TRADITION OF INNOVATION Note: (1) Market Capitalization as of April 9, 2010. Sources: FactSet Research Systems Inc., VDW (Association of German Machine Tool Manufactures) and the info-institute (German survey company). Hardinge's Long-Term Prospects Long-Term Risk in a Consolidating Industry Hardinge Revenue 2005 0.53 2006 0.53 2007 0.56 2008 0.56 2009 0.61 2010E 0.66 2011E 0.71 Gap in Relative Size versus Comparable Industry Peers Increasing Industry Concentration Over Time Market Capitalization ($mm)(1) Percentage of Revenue from the Top 20 Industry Players Peers 3rd Qtr 4th Qtr Kennametal 2514.6 0.344 90 20.4 Lincoln Electric 2481.3 Mori Seiki 1525.5 0.37 Haitian Intl 1286 0.372 OKUMA 1278.5 0.403 Rofin-Sinar Tech. 691.4 0.332 Gildemeister 622.2 Romi 530.9 Flow Intl 126.1 Hurco 109.6 Hardinge 105.3 $

Summary of Key Considerations Timing for Revenue Recovery Fundamental change in industry demand and current macro outlook unlikely to support Hardinge management's expectations on valuation nor prospects for Hardinge as a stand-alone entity Capacity conditions among global competitors unlikely to lead to a 2004-2007 demand outlook, placing a significant downside risk to Hardinge's recovery outlook and medium- term liquidity profile Margin Impact from Distribution Contracts Lowered gross margins and free cash flow generation profile Flexible cost initiatives limit upside profitability from operating leverage during cyclical recovery Long-Term Competitive Position Lowered control over sales and distribution will leave the stand-alone company with weakened prospects for future profitability Weaker competitive position without technical support of integrated sales and marketing model Questionable ability of the Company to capitalize on market recovery Industry Consolidation Following corporate activity over the past 10 years, requirement for industry players to exercise critical mass, expand global reach and enhance commercial presence Diminishing ability to compete with larger, integrated global competitors A TRADITION OF INNOVATION

Process Timing & Next Steps Tender offer expiration on May 10, 2010(1) Offer subject to two-thirds minimum condition, redemption of Hardinge's Series B Preferred Stock purchase rights, waiver of Article Nine of Hardinge's Restated Certificate of Incorporation and Section 912 of the New York Business Corporation Law by Hardinge's Board of Directors, receipt of regulatory approvals and other customary closing conditions No financing condition Ready to immediately discuss a mutually agreeable transaction with Hardinge Inc. management and Board of Directors A TRADITION OF INNOVATION Romi management continues to believe that this transaction represents a superior valuation relative to Hardinge's stand-alone prospects Note: (1) If the tender offer is extended, Romi will issue a press release announcing such extension prior to 9:00 a.m. EST on May 11, 2010.